Registration No. 333-233921

As filed with the Securities and Exchange Commission on December 11, 2019

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 1

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

(Exact Name of Registrant as Specified in Charter)

900 North Michigan Avenue, Suite 1100

Chicago, Illinois 60611

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

Registrant’s Telephone Number, including Area Code: (312) 506-6500

Scott J. Lederman

Grosvenor Registered Funds

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

(Name and Address of Agent for Service)

COPY TO:

George J. Zornada, Esq.

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, Massachusetts 02111-2950

EXPLANATORY NOTE

The Prospectus/Information Statement and Statement of Additional Information, each in the form filed on November 20, 2019, on Form N-14 8C/A (File No. 333-233921) (Accession No. 0000898432-19-001321), are incorporated herein by reference.

The sole purpose of this amendment is to file as exhibits to this Registration Statement the executed Agreement and Plan of Reorganization and the tax opinion of K&L Gates LLP, tax counsel for the Registrant.

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

PART C

OTHER INFORMATION

Item 15.	Indemnification

The Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “Registrant”) Amended and Restated Limited Liability Company Agreement (the “Limited Liability Company Agreement”) contains provisions limiting the liability of the Registrant’s Board of Directors and officers and providing for indemnification of the Registrant’s Board of Directors, officers and employees (including their respective executors, heirs, assigns, successors, or other legal representatives) under certain circumstances. The Registrant hereby undertakes that it will apply the indemnification provision of the Limited Liability Company Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of such Act remains in effect.

The Registrant’s Distribution Agreement, Custody Agreement and Administrative Services Agreement contain standard provisions limiting the liability of, and providing for indemnification of, GRV Securities LLC, The Bank of New York Mellon, and BNY Mellon Investment Servicing (US) Inc., respectively. The Master Feeder Agreement also contains a provision limiting the liability of, and providing for indemnification of, the Grosvenor Registered Multi-Strategy Master Fund, LLC (the “Master Fund”) and Grosvenor Capital Management L.P. (the “Adviser”), in the Adviser’s capacity as investment manager to the Master Fund. Each of these agreements, as well as the Registrant’s Limited Liability Company Agreement are on file with the Securities and Exchange Commission.

The Registrant, in conjunction with the Adviser and the Registrant’s Board of Directors, maintains insurance on behalf of any person who is an Independent Director, officer, employee, or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. The Registrant will not pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

1(a)

Certificate of Formation dated October 26, 2009, incorporated herein by reference to the Registrant’s Registration Statement on Form N-2 (1940 Act File No. 811-22352) filed with the Commission on November 18, 2009 (Accession No. 0000950123-09-063922).

1(b)

Amended and Restated Limited Liability Company Agreement, incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the Commission on June 27, 2013 (Accession No. 0001193125-12-274763).

2	Not applicable.

3	Not applicable.

4	Agreement and Plan of Reorganization - FILED HEREWITH.

5	See Exhibit 1.

6(a)

Management Agreement between the Registrant and Grosvenor Capital Management, L.P. dated April 1, 2011, incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on June 9, 2014 (Accession No. 0001193125-14-229976).

6(b)

Amendment to the Management Agreement between the Registrant and Grosvenor Capital Management, L.P. dated September 19, 2019, previously filed as Exhibit 6(b) to the Registration Statement on Form N-14 8C filed on September 24, 2019 (Accession No. 0000898432-19-001203).

7(a)

Distribution Agreement dated August 16, 2013, between the Registrant and GRV Securities LLC (f/k/a Grosvenor Securities LLC), incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on June 9, 2014 (Accession No. 0001193125-14-229976).

7(b)

Form of Dealer Agreement between GRV Securities LLC (f/k/a Grosvenor Securities LLC) and brokers or dealers (“Selling Agents”), incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the Commission on June 27, 2013 (Accession No. 0001193125-12-274763).

8	Not applicable

9

Custody Agreement between the Registrant and The Bank of New York Mellon, dated December 4, 2012, incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the Commission on June 27, 2013 (Accession No. 0001193125-12-274763).

10	Not applicable.

11

Opinion and consent of K&L Gates LLP regarding legality of issuance of shares and other matters, with respect to the Registrant, previously filed as Exhibit 11 to the Registration Statement on Form N-14 8C filed on September 24, 2019 (Accession No. 0000898432-19-001203).

12	Opinion of K&L Gates LLP on tax matters, with respect to the Registrant - FILED HEREWITH.

13(a)

Investment Company Reporting Modernization Services Amendment to the Administrative Agreement between the Registrant and BNY Mellon Investment Services (US) Inc., dated December 17, 2018, incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the Commission on May 31, 2019 (Accession No. 0001193125-19-162546).

13(b)

Master/Feeder Agreement between the Registrant and Grosvenor Registered Multi-Strategy Master Fund, LLC, dated December 31, 2009, incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the Commission on June 27, 2013 (Accession No. 0001193125-12-274763).

13(c)

Escrow Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc. (f/k/a PNC Global Investment Servicing (U.S.) Inc.), dated December 29, 2009, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on August 15, 2013 (Accession No. 0001193125-13-336461).

13(d)

Expense Limitation Agreement between the Registrant and Grosvenor Capital Management, L.P., dated June 1, 2014, incorporated by reference to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on July 28, 2015 (Accession No. 0001193125-15-265775).

13(e)

Form of Expense Limitation Agreement between the Registrant and Grosvenor Capital Management, L.P., filed as Exhibit 13(e) to the Registration Statement on Form N-14 8C/A filed on November 20, 2019 (Accession No. 0000898432-19-001321).

14

Consent of PricewaterhouseCoopers LLP, the independent registered public accountant for the Registrant and Grosvenor Registered Multi-Strategy Fund (W), LLC filed as Exhibit 14 to the Registration Statement on Form N-14 8C/A filed on November 20, 2019 (Accession No. 0000898432-19-001321).

15	Not applicable.

16

Power of Attorney for the Registrant dated September 19, 2019, previously filed as Exhibit 16 to the Registration Statement on Form N-14 8C filed on September 24, 2019 (Accession No. 0000898432-19-001203).

17	Not applicable.

Item 17.	Undertakings

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago in the State of Illinois this 11th day of December, 2019.

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

By:	/s/ Scott J. Lederman

Name: Scott J. Lederman

Director, Chief Executive
Officer and President

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Signature	Title

Scott J. Lederman	/s/ Scott J. Lederman	Director, Chief Executive Officer and President (Principal Executive Officer)	December 11, 2019

Kathleen P. Sullivan	/s/ Kathleen P. Sullivan	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	December 11, 2019

Henry S. Bienen	/s/ Henry S. Bienen*	Director	December 11, 2019

Alan Brott	/s/ Alan Brott*	Director	December 11, 2019

Brian P. Gallagher	/s/ Brian P. Gallagher*	Director	December 11, 2019

Victor J. Raskin	/s/ Victor J. Raskin*	Director	December 11, 2019

Thomas G. Yellin	/s/ Thomas G. Yellin*	Director	December 11, 2019

Scott J. Lederman	/s/ Scott J. Lederman	*Attorney-in-Fact	December 11, 2019

*As Attorney-in-Fact pursuant to the Power of Attorney previously filed as Exhibit 16 to the Registration Statement on Form N-14 8C filed on September 24, 2019 (Accession No. 0000898432-19-001203).

Index to Exhibits

Exhibit 4             Agreement and Plan of Reorganization

Exhibit 12           Opinion of K&L Gates LLP on tax matters, with respect to the Registrant